April 14, 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC  20549


Re:    Frontier Energy Corporation
       Form 10-KSB for the year ended December 31, 2006
       Filed April 19, 2007
       Form 10-SQB for the quarter ended June 30, 2007
       Filed August 20, 2007
       File No.  033-05384

Dear Mr. Heller:

This letter is in response to the correspondence dated September 25, 2007.

Form 10-KSB for the Year Ended December 31, 2006

General

1. We are including the amended Form 10-KSB and amended Form 10-QSB to properly reflect the changes with our responses to the comment letter.

Financial Statements

Consolidated Statements of Operations

   2. When the financial statements were Edgarized, a column of headings was omitted. The correct headings are included in the amended report.
   3. When the financial statements were Edgarized, formatting of some columns were processed in error. The information is presented in the correct column in the amended report.
   4. We have added operations subsequent to the liquidation of the TSLI business as a cumulative loss since reentering the exploration stage.

Consolidated Statements of Cash Flows

   5.     As  with  point 3 above, the formatting of the information was skewed
          during Edgarization.   The  information  is  presented in the correct
          column in the amended report.

Note 1 - Summary of Significant Accounting Policies

   6. The post-split amounts were corrected in Note 2 and under Recent Sales of Unregistered Securities. The compensation shares were post-split shares. The document was reviewed and no other discrepancies between post and pre-split shares were noted.

Note 5 - Stockholders' Equity

   7. Of the 2 million shares, 1.3 million were returned before being given to the officers who were to receive the certificates. The correct shares were issued after determination of the vested shares due the officer. The footnote has been amended to indicate treatment of the shares as contingently issuable shares and only being included in EPS as the shares vest.
   8. The 700,000 shares are for the remaining officer. Note 5 was amended to split the disclosure of the shares for the two terminated officers and the treatment of the remaining officer. The 700,000 shares were issued by the transfer agent. We have recorded officer compensation monthly as the shares vest. The unvested shares are reported as "Common stock issued for future services on employment agreement" as a contra-equity account against the shares issued. The Officer of the Company is holding the shares on behalf of the Company, but they are still in his possession. We feel this is the proper treatment for the shares issued prior to the completion of the necessary conditions.
   9. The disclosure was expanded for the issuance and exercise of the options.

Controls and Procedures

   10. The disclosure was corrected for the company name and dates. The ambiguous language was removed for better clarity in the disclosure.


Additionally, we acknowledge our responsibility for the following items:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.